UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 10, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Dealings in securities

Johannesburg, 10 May 2019. In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Messrs NJ Froneman and C Keyter had accepted Performance and
Bonus Shares granted on 1 March 2019 (“the Grant Date”), in terms of the
Sibanye Gold 2017 Share Plan as set out below.

The award is subject to the application of a performance condition on vesting that will range from 0 to 100%. The performance condition is 70% based on
Sibanye-Stillwater’s total return to shareholders over the 3 year vesting period compared to a peer group comprised of eight comparable South African listed mining companies and 30% based on the extent to which Sibanye-
Stillwater’s return on capital employed has exceeded the company’s cost of capital. In addition, 20% of the vesting is subject to forfeiture in the event of material and significant environmental, social or governance malpractice over the vesting period at the discretion of the Remuneration
Committee.
Bonus Shares are linked to the annual bonus whereby the equivalent of two-
thirds of the cash bonus is granted in Bonus Shares. Both grants were made at the 3 day VWAP prior to grant date of R15.3479.
Details of the transaction are set out below:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
No of Performance Shares
granted
2 926 591
No of Bonus Shares granted 375 852
Deemed value of Bonus Shares
granted
R5 768 538.91
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant                           10 May 2019
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction
Off market acceptance of Performance
Shares and Bonus Shares
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date
and the Bonus Shares vest in equal
parts on 9 months and 18 months of
the Grant Date
Nature of interest Direct and Beneficial

Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
No of Performance Shares
granted
1 276 041
No of Bonus Shares granted 184 025
Deemed value of Bonus Shares
granted
R2 824 397.30
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant                           10 May 2019
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction
Off market acceptance of Performance
Shares and Bonus Shares
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date
and the Bonus Shares vest in equal
parts on 9 months and 18 months of
the Grant Date
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities
Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-
Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 10, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer